SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of: March 31, 2002

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1900

Vancouver, British Columbia, Canada V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of 18)

BCSC British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
Schedule B and C

ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Minco Mining & Metals Corporation	March 31, 2002	May 29, 2002
Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
1900 - 1055 West Hastings Street Vancouver, B. C. V6E 2E9	(604) 688-8030	(604) 688-8002
Contact Person Dr. Ken Z. Cai	Contact's Position President & CEO	Contact's Telephone No. (604) 688-8002
Contact Email Address info@mincomining.com	Web Site Address www.mincomining.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature " Ken Z. Cai "	Print Full Name Ken Z. Cai	Date Signed May 29, 2002
Director's Signature " William Meyer "	Print Full Name William Meyer	Date Signed May 29, 2002

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

March 31, 2002 and 2001

(Expressed in Canadian Dollars)

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flow

Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Unaudited Prepared by Management)
(Expressed in Canadian Dollars)
	March 31, 2002	December 31, 2001
ASSETS
Current
Cash and cash equivalents	$28,545	$214,827
Marketable securities	325,891	430,759
Sundry receivable	50,380	73,856
Prepaid expenses and deposits	209,235	56,601

	614,051	890,731
Mineral interests (Notes 2a & 4)	100	100

Capital assets (Note 5)	96,669	98,095

	$710,820	$988,926
LIABILITIES
Current
Accounts payable and accrued liabilities	$392,964	$328,873

SHAREHOLDERS' EQUITY

Share capital (Note 6)	10,286,933	10,286,933

Deficit	(9,969,077)	(9,699,615)

	317,856	587,318

	$710,820	$988,926
Commitments (Note 9)

Aprroved by the Directors:                                                                        "Ken Z. Cai"                "Willian Meyer"

                                                                                                                   Ken Z. Cai                    William Meyer

MINCO MINING & METALS CORPORATION
Consolidated Statements of Operations and Deficit
Three months ended March 31, 2002 and 2001
(Unaudited Prepared by Management)
(Expressed in Canadian Dollars)
	2002	2001

Interest and sundry income	$8,094	$48,200
Exploration costs (recovery) (Notes 2a & 3)	113,374	47,423

Administrative expenses
Accounting	4,000	9,000
Advertising	1,621	2,423
Amortization of capital assets	6,638	5,538
Conference		-
Investor relations - consulting	1,950	9,000
Legal	2,359	15,513
Listing, filing and transfer agents	9,201	1,755
Management fees	17,767	8,189
Office and miscellaneous	23,020	22,843
Promotion and government relations	18,222	10,877
Property investigation	1,861	3,117
Rent	20,405	13,939
Salaries and benefits	48,696	18,593
Telephone	1,747	1,719
Travel and transportation	-	15,409
Foreign exchange loss (gain)	1,826	262

	159,313	138,177

Operating loss	(264,593)	(137,400)
Write down of marketable securities	(4,868)	-

Loss for the period	(269,461)	(137,400)

Deficit, beginning of period
As previously stated	(9,699,615)	(6,702,833)
Adjusted for change in accounting for
exploration costs (Note 2a)	-	(2,281,370)

As restated	(9,699,615)	(8,984,203)

Deficit, end of period	(9,969,076)	(9,121,603)

Loss per share basic and diluted	($0.02)	($0.01)

Weighted average number of common
shares outstanding basic and diluted	16,380,123	16,380,123

MINCO MINING & METALS CORPORATION
Consolidated Statements of Cash Flow
Three months ended March 31, 2002 and 2001
(Unaudited Prepared by Management)
(Expressed in Canadian Dollars)
	2002	2001

Cash flows from (used in) operating activities
Net loss for the period	$(269,461)	$(137,400)
Adjustment for items not including cash:
- amortization	10,438	9,337
- (gain) on sale / write down of marketable securities	4,868	(30,922)

	(254,155)	(158,985)
Changes in non-cash working capital items:
- accounts receivable	23,476	13,171
- prepaid expenses and deposits	(37,946)	(9,559)
- accounts payable and accrued liabilities	(8,644)	(51,387)

	(277,269)	(206,760)

Cash flows from (used in) investing activities
Acquisition of capital assets	(9,012)	-
Proceeds from sales of marketable securities	533,925	2,489,921
Purchase of marketable securities	(433,926)	(2,350,034)

	90,987	139,887

Decrease in cash and cash equivalents	(186,282)	(66,873)

Cash and cash equivalents, beginning of period	214,827	219,333

Cash and cash equivalents, end of period	$28,545	$152,460

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

March 31, 2002

(Unaudited Prepared by Management)

(Expressed in Canadian Dollars)

1. Nature of Operations

The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company. These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2000.

Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Change in Accounting Policies

a) Exploration costs The Company changed its accounting policy during 2001 to write-off exploration costs until such time as reserves are proven. The result is a write-down of the Company's previously capitalized Mineral Interests to a nominal value.

The change in accounting policy has been accounted for retroactively. The effect of the change in policy is to reduce the Mineral interest value at March 31, 2002 by $2,563,579 (March 31, 2001 - $2,328,793), increase the opening deficit at January 1, 2002 by $2,450,205 (January 1, 2001 - $2,281,370) and to increase the loss for the quarter ended March 31, 2002 by $113,374 (March 31, 2001 - $47,423).

b) Earnings per Share Effective from January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

March 31, 2002

(Unaudited Prepared by Management)

(Expressed in Canadian Dollars)

3. Mineral Interests

The costs incurred on the Company's mineral properties, which are all located in China, are as follows:

	Costs incurred to December 31, 2001	January 1 to March 31, 2002 Exploration Costs	Costs incurred to March 31, 2002

a) currently active properties
White-Silver Mountain	$ 1,305,975	$ 11,513	$ 1,317,488
Heavenly Mountains	436,519		436,519
Inner Mongolia Gobi Gold	707,311	101,861	809,172

	2,449,805	113,374	2,563,179

a) inactive properties
Emperor's Delight	100	-	100
Crystal Valley	100	-	100
Stone Lake	100	-	100
Changba Lijiagou Lead-Zinc Deposit	100	-	100
Chapuzi	100	-	100

	500	0	500

	$ 2,450,305	$ 113,374	2,563,679

Cumulative exploration costs			(2,563,579)

			$ 100

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

March 31, 2002

(Unaudited Prepared by Management)

(Expressed in Canadian Dollars)

4. Share Capital

a. Authorized: 100,000,000 common shares without par value

Issued:	Shares	Amount
Balance, December 31, 2001 and 2000 and March 31, 2002	16,380,123	$10,286,933

b. As at March 31, 2002, 2,991,322 (2000  3,562,328) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

c. Stock options outstanding at March 31, 2002 are as follows:

Number of Shares	Exercise Price	Expiry Date

255,000	$0.55	January 2, 2006
506,500	$0.55	March 5, 2006
150,000	$0.55	July 16, 2006
97,300	$0.55	October 8, 2006
100,000	$0.55	December 1, 2006
97,300	$0.55	March 6, 2007
49,500	$0.55	June 20, 2007
1,366,400	$0.20	November 27, 2006
180,000	$0.25	February 5, 2005
2,802,000

Each option entitles the holder to acquire one share of the Company.

5. Related Party Transactions

a. The Company incurred the following expenses to its directors or corporations controlled by its directors:
	2002	2001

Management fees and salaries	$ 17,767	$ 8,189
Exploration costs	19,733	19,911
	$ 37,500	$28,100

Accounts payable of $61,965 (2001 - $51,632) is due to a director or a financial statement presentation adopted for 2001.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

March 31, 2002

(Unaudited  Prepared by Management)

(Expressed in Canadian Dollars)

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

a. The Consolidated Statement of Shareholders' Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

b. Reconciliation of Consolidated Balance Sheet items:
	March 31, 2002	December 31, 2001
Mineral interests (Canadian GAAP)	$ 100	$ 100
Capitalized deferred exploration costs written-off	(100)	(100)
Mineral interests (US GAAP)	-	-
Securities available for sale (Canadian GAAP)	325,891	430,759
Unrealized gain	-	3,210
Securities available for resale (US GAAP)	325,891	433,969
Total assets (US GAAP)	710,720	992,036
Total liabilities (US GAAP)	392,964	401,608

c. Reconciliation of Consolidated Statement of Operations Items:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Loss for the period (Canadian GAAP)	$ (269,461)	$ (137,400)
Write down of marketable securities added back	4,868	-
Release of escrow shares as compensation	-	-
Loss for the period (US GAAP)	$ (264,593)	$ (137,400)
Loss per share basic and diluted (US GAAP)	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding - basic and diluted (US GAAP)	13,388,801	12,817,795

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

March 31, 2002

(Unaudited Prepared by Management)

(Expressed in Canadian Dollars)

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

d. Marketable Securities

All of the Company's marketable securities are classified as available-for-sale securities under US GAAP. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders' equity until realized. A summary of available-for-sale securities by major security type is as follows:

	Cost	Gross unrealized holding gains (losses)	Market value
March 31, 2002:
Bonds issued by a provincial Government of Canada	$330,759	$(4,868)	$325,891
December 31, 2001:
Bonds issued by the Government of Canada	$ 430,759	$3,210	$ 433,969

(e) Escrow Shares

562,500 escrow shares may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%. There were 140,625 shares released during the year 2001. As at March 31, 2002 there were no such escrow shares outstanding.

Pursuant to another escrow share agreement, 4,880,000 escrow shares may be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties. There were 430,381 shares released during the year 2001 and no shares issued during the three months ended March 31, 2002. As at March 31, 2002 there were 2,991,322 such escrow shares outstanding.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

March 31, 2002

(Unaudited Prepared by Management)

(Expressed in Canadian Dollars)

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(e) Escrow Shares (continued)

U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. A summary of the escrow shares released is presented as follows:
	Shares	Compensation expense

Balance, December 31, 1997	5,442,500
Released from escrow at $1.20 per share	(1,230,811)	$1,476,973
Balance, December 31, 1998	4,211,689
Released from escrow at $1.50 per share	(649,361)	$974,042
Balance, December 31, 1999 and 2000	3,562,328
Released from escrow at $0.35 per share	(571,006)	$199,852
Balance, December 31, 2001 and March 31, 2002	2,991,322

As escrow shares are contingently cancellable, they are excluded from the calculation of weighted average number of shares for purposes of loss per share under U.S. GAAP. The effect of accounting treatment on escrow shares on the Company's consolidated financial statements under US GAAP are presented in Note 13(c) and the Consolidated Statement of Shareholders' Equity.

(f) Stock Options Compensation

The Company has been granting stock options to directors, officers and employees from 1995 onwards. All options granted were vested immediately and will be exercised from the date of grant for a period from one year to ten years.

In 1999, the Company adopted another Stock Option Plan ("the 1999 Plan") for the grant of options to certain employees. Options granted under the 1999 Plan will be exercisable from the date of grant for a period from one year to seven years and would vest upon when the Company's share price reached certain level. These options granted were subsequently cancelled in 2000.

During 2001 the Company repriced all of the outstanding options to a price of

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

March 31, 2002

(Unaudited Prepared by Management)

(Expressed in Canadian Dollars)

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

$0.55 per share. The Company granted options in 2001 to purchase 1,686,400 shares, and granted options during the three months ended March 31, 2002 to purchase 180,000 shares. A summary of the options outstanding at March 31, 2002 is as follows (see note 4d) also):

	Number of shares	Weighted average exercise price

Outstanding, December 31, 1999	1,906,200	1.42
Cancelled	(905,600)	1.42
Outstanding, December 31, 2000	1,000,600	1.42

Outstanding options repriced January 2, 2001	1,000,600	0.55
Granted	1,686,400	0.27
Cancelled	(50,000)	0.55
Outstanding, December 31, 2001	2,637,000	0.37
Granted	180,000	0.25
Cancelled	(15,000)	0.55
Outstanding, March 31, 2002	2,802,000	0.34

Options Outstanding				Options Exercisable
Range of Exercise Price	Number Outstanding	Weight Average Remaining Contractual Life (Year)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.01 - $1.00	2,802,000	4.14	$0.34	1,961,999	$0.39

The Company applies Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. The adoption of APB 25 has nil effect on the Company's consolidated financial statements.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

March 31, 2002

(Unaudited Prepared by Management)

(Expressed in Canadian Dollars)

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

Pro-forma information regarding Loss for the period and Loss per Share is required under SFAS 123, and has been determined if the Company has accounted for its stock options under the fair value method of SFAS 123. If compensation cost for the stock option plan had been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, the Company's loss for the year, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

	March 31, 2002	March 31, 2001
Loss for the year:
- as reported	$(264,593)	$(137,400)
- pro-forma	$(264,593)	$(137,400)
Basic and diluted loss per share:
- as reported	$(0.02)	$(0.01)
- pro-forma	$(0.02)	$(0.01)

MINCO MINING & METALS
(An exploration stage enterprise)
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2001 and 2000
(Expressed in Canadian Dollars)
						Accumulated
				Compre-		other	Total
			Additional	hensive		compre-	Share-
	Common shares		paid-in	income	Deficit	hensive	holders'
	Shares	Amount	capital	(loss)	accumulated	income (loss)	equity

Balance, December 31, 2000	16,380,123	-	$14,410,914	$-	$(12,991,935)	$(98,919)	$1,320,060
Release of escrow share as compensation	-	-	199,852	-	-	-	199,852
Other comprehensive income
- unrealized gain (loss) on
available-for-sale securities	-	-	-	(14,220)	-	(14,220)	(14,220)
Comprehensive income
- net (loss) for the year	-	-	-	(915,264)	(915,264)	-	(915,264)
Comprehensive income (loss)				$(929,484)
Balance, December 31, 2001	16,380,123	-	14,610,766		(13,907,199)	(113,139)	590,428
				-	-	-	-
Other comprehensive income
- unrealized gain (loss) on
available-for-sale securities	-	-	-	(4,868)	-	(4,868)	(4,868)
Comprehensive income
- net (loss) for the year	-	-	-	(264,593)	(264,593)	-	(264,593)

Comprehensive income (loss)				$(269,461)

Balance, March 31, 2002	16,380,123	-	$14,610,766		$(14,171,792)	$(118,007)	$320,967

BCSC British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:		Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Minco Mining & Metals Corporation	March 31, 2002	May 29, 2002
Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
1900 - 1055 West Hastings Street Vancouver, B. C. V6E 2E9	(604) 688-8030	(604) 688-8002
Contact Person Dr. Ken Z. Cai	Contact's Position President & CEO	Contact's Telephone No. (604) 688-8002
Contact Email Address info@mincomining.com	Web Site Address www.mincomining.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature " Ken Z. Cai "	Print Full Name Ken Z. Cai	Date Signed May 29, 2002
Director's Signature " William Meyer "	Print Full Name William Meyer	Date Signed May 29, 2002

MINCO MINING & METALS CORPORATION

SCHEDULE B - SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs.

See attached financial statements - Notes 3 & 5 and Schedule C.

2. Related party transactions.

See attached financial statements - Note 5.

3. Summary of securities issued and options granted during the period.

a) Summary of Securities Issued - See attached financial statements - Note 4.

b) Stock Options - During the first quarter 2002, a total of 180,000 employee stock options were granted under the Company's Stock Option Plan and one stock option for 15,000 shares expired. As at March 31, 2002, stock options totaled 2,802,000, of this 1,742,000 were held by directors and officers and 1,060,000 by employees of the Company.

4. Summary of securities as at the end of reporting period.

a) Description of authorized share capital.

Authorized: 100,000,000 common shares without par value.

b) Number and recorded value for shares outstanding.

At March 31, 2001 issued and outstanding common shares was 16,380,123 valued at $10,286,933. See attached financial statements - Note 6.

c) Share purchase warrants outstanding as at March 31, 2002: None

d) Shares held in escrow as at March 31, 2002: 2,991,322.

5. List the names of the directors and officers as at the date of this report.

Directors and Officers                         Position Held

Ken Z. Cai                                            President & CEO and Director

Robert Callander                                   Director

William Meyer                                       Chairman & Director

Hans Wick                                            Director

Karyn Bachert                                       Corporate Secretary

Anna Liu                                                Controller

Stephen Kubota Manager                      Investor Relations

MINCO MINING & METALS CORPORTION

SCHEDULE C - MANAGEMENT DISCUSSION

Project Activity

During the first quarter 2002, the Company's activities focused on continued development of the Gobi Gold project located south-west of Beijing in western Inner Mongolia and on the White Silver Mountain ("WSM") polymetallic project in Gansu Province, China. Gross exploration costs for the first three months of 2002 totaled $113,374, of which $101,861 related to exploration costs on the Gobi Gold project and $11,513 on White Silver Mountain.

On March 6, 2002, the Company announced by news release that Teck Cominco Limited had decided to withdraw from the WSM project and retain no interest in the property. As a result of Teck Cominco Limited's withdrawal from the project, Minco's interest in the WSM project increased to 41.4%. The Company plans to fund further exploration at the project during 2002 to focus on a drill program which will follow up down-dip extension of the known ore bodies intersected by previous underground drill programs at the project.

On March 8, 2002, the Company announced by news release that a detailed analysis of 2001 exploration results had indicated a significant expansion of the gold zone on the Gobi Gold project. An aggressive phase-one drill program is scheduled to begin during the second quarter of 2002 and will focus on testing the gold zone at depth and laterally to the southwest. Drilling is also scheduled for the extensions of the present Chinese mining area, as well as three additional I.P./magnetic targets.

In addition, the Company continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.

Financial Activity

As at March 31, 2002, total exploration costs on properties in China were $113,374 compared to $47,423 at March 31, 2001. Overall administrative expenses were $159,313 for the first three months of 2002 compared to $138,177 for the same period in 2001. The 15% increase mainly reflects an increase in management and administrative staff, office relocation and rent, regulatory filing fees, and investor relation costs associated with the Company's resumed efforts to introduce the Company to a boarder base of investment communities

During the first quarter 2002, salaries and benefits increased to $48,696 compared to $18,593 in 2001. Rent costs amounted to $20,405 compared to $13,939 for the same period 2001, this increase is a result of the termination of an office space sublease agreement within the period.

For the first quarter 2002, management fees and salaries paid to its directors total $17,767 compared to $8,189 in 2001. In addition, the Company incurred exploration expenses of $19,733 to its directors or corporations controlled by them, compared to expenses of $19,911 for the same period of year 2001.

On March 21, 2002, the Company announced a private placement financing of C$550,000 by way of a non-brokered private placement, which will be subject to all regulatory approvals. The private placement will consist of 2,200,000 shares, at a price of C$0.25 per share. Proceeds of the transaction will be used for general working capital. The shares to be issued will be subject to a hold period of one year from the date of closing of the private placement. As of the date of this report, the Company has only received conditional approval of the private placement from the Toronto Stock Exchange and anticipates that the private placement will close by the end of May 2002.